U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, III
2439 Luckett Avenue
Vienna, Virginia  22180

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

###-##-####

4.  Statement for Month/Year

     March/2000

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

 X   Director
 X   Officer - Title - President/CEO
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

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1.  Title of Security

Williams Industries, Inc.  Common Stock

2.  Transaction Date (Month/Year)

    3/2000

3.  Transaction Code

    Code
    JV (purchases under employee stock purchase plan by weekly payroll deductions, reported earlier than required)

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price
      200          A        Varying prices as determined by employee
                            stock purchase plan.

5.  Amount of Securities Beneficially Owned at End of Month


    a.  77,009
    b. 433,346
    c. 338,300
    d.     344
    e.   3,000


6.  Ownership Form: Direct (D) or Indirect (I)

    a.  D
    b.  I
    c.  I
    d.  I
    e.  I


7.  Nature of Indirect Beneficial Ownership

a.   n/a
b. Partner-Williams Family Limited Partnership; these shares are duplicative of shares listed in the Form 4 filing for Frank E. Williams, Jr. but are included here because Mr. Williams III has a beneficial interest in the shares as a partner.
c. By Williams Enterprises of Georgia, Inc., in which Mr. Williams has a beneficial interest through shares acquired as a gift and then contributed to the Williams Family Limited Partnership.
d.   By Wife - Mr. Williams III disclaims beneficial ownership
e.   In trust for minor - Mr. Williams III disclaims beneficial ownership




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Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

    Options to Buy


2.  Conversion or Exercise Price of Derivative Security

    A. $4.26
    B. $3.67

3.  Transaction Date (Month/Year)

    A. Option granted - 1/22/99
    B. Option granted - 1/21/00


4.  Transaction Code

    Code
    n/a

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    n/a


6.  Date Exercisable and Expiration Date (Month/Date/Year)

    A. 1/22/00 and 1/21/04
    B. 1/21/01 and 1/20/05


7.  Title and Amount of Underlying Securities

    Title - Williams Industries, Inc. Common Stock

    Amount or Number of Shares

    A. 10,000
    B.  3,500

8.  Price of Derivative Security

    n/a (awarded under incentive compensation plan)

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

    2 options as described herein

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

    (D)

11. Nature of Indirect Beneficial Ownership

    n/a


Signature

/s/ - Frank E. Williams, III
      Frank E. Williams, III